__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 29 November 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Sydney	Sydney
Charles F. Macgregor VP - Senior Credit Officer Corporate Finance Group	Brian Cahill Managing Director Corporate Finance Group
Moody's Investors Service Pty Ltd	Moody's Investors Service Pty Ltd
612 9270 8100	612 9270 8100

MOODY'S CHANGES TELSTRA'S OUTLOOK TO NEGATIVE

Approximately A$11.5 billion of debt securities affected

New York, November 04, 2002 -- Sydney, November 05, 2002 -- Moody's Investors Service today changed the rating outlook for Telstra Corporation Limited (Telstra) to negative from stable based on diminished prospects for growth combined with continued low levels of retained cash flow relative to debt due to a high dividend payout ratio. At the same time Moody's affirmed Telstra's Aa3 senior unsecured ratings and Prime-1 short-term rating.

Telstra's rating reflects its position as the pre-eminent provider of telecommunications services in Australia with strong and dependable cash flows based on brand identity and a ubiquitous network. The rating considers risks associated with the impact of an evolving competitive and regulatory environment on revenue streams and relatively high and increasing dividend payouts (from 60% of net profit in 2001 to 77% of net profit in 2002). The rating also considers limitations with the 50.1% Government ownership, including an inability to access equity markets or institute a dividend re-investment programme, together with public scrutiny of service quality and cost initiatives.

In line with trends observed both locally and globally, Moody's has lowered expectations for revenue growth at Telstra. At the same time the increase in dividends (now apparently set at 22 cents per share per annum) has reduced Telstra's financial flexibility. Moody's believes that it is likely the company will retain dividends payments at the same level due to shareholder pressure.

The high dividend payouts, however, have resulted in a relatively weak coverage of retained-cash-flow to debt, with a ratio of 33% in 2002 (32% in 2001). Moody's expects that for Telstra to sustain its long term ratings, with its current business profile, would require a meaningful improvement in this ratio. This will be a function of stronger operating performance, moderate debt reductions, or lower dividend payouts. Moody's believes this may be difficult to achieve in the current climate. At the same time Moody's notes that many of Telstra's financial ratios are strong, including an EBIT margin of almost 30% and a ratio of debt to EBITDA of less than 1.5 times.

Moody's has residual concerns regarding the performance of Reach Ltd, in which Telstra has a 50% interest. Reach has a strategically important network throughout Asia, which may provide Telstra with access to future revenue growth. This may influence Telstra should there be a requirement to support Reach over and above current levels of commitment. In particular Reach's US$1.5 billion bank loan presents a potential liability to Telstra, albeit it has been extended on a non-recourse basis and Telstra has made no statements of support.

Telstra Corporation Limited, based in Melbourne, Australia, is the leading provider of telecommunication services in that country.

end

11 November 2002

Telstra Superannuation Scheme

The front page story in today's Australian Financial Review referred to a " $3.4 bn unfunded super hole" in its headline, relating to amounts owed by the Commonwealth to the Telstra Superannuation Scheme (TSS).

The substance of the story is not new, and much of the material appears sourced from previous Telstra disclosures and statements in public documents such as our Annual Report. Telstra's 2002 Annual Report confirms there is a surplus within the TSS, and all TSS obligations to its members are fully funded. The Annual Report provides further details relating to our superannuation position and arrangements.

The Commonwealth's obligations refer to the commencement of the TSS in 1990, when Telstra employees, then members of the Commonwealth Superannuation Scheme (CSS) were given the opportunity to transfer from the CSS to the TSS.

The Commonwealth is required by law to make payments to the TSS with respect to the obligations that the TSS assumed for benefits of transferring CSS members. These amounts continue to be paid to the Telstra Superannuation Scheme from consolidated revenues in accordance with a schedule of quarterly payments under Ministerial Determinations pursuant to the Superannuation Act 1976.

The Commonwealth has not explicitly set aside funds to pay the full amounts owing to Telstra - this seems to be at the core of the media story - although this approach has been the normal policy of governments towards superannuation liabilities for many years. The manner in which the Commonwealth chooses to fund its superannuation obligations to the TSS does not affect the funding position of the TSS.

November 13, 2002

Telstra and FOXTEL open new era of digital subscription TV and bundled products

Telstra today welcomed the decision of the Australian Competition and Consumer Commission (ACCC) to allow the restructuring of the subscription television industry.

Telstra CEO Dr Ziggy Switkowski said the ACCC decision cleared the way for Telstra to reward loyal customers by offering them single bill convenience for bundles of telephony, Internet, broadband and FOXTEL subscription television services.

FOXTEL has also gained approval for its proposed Content Sharing Agreement with Optus, which was submitted to the ACCC in March this year.

Under the proposals FOXTEL and Telstra have provided a comprehensive set of undertakings which will ensure competitors can gain access to the Telstra and FOXTEL subscription-TV infrastructure.

He said the decision also cleared the way for Telstra and its partners News Corporation and PBL to turn FOXTEL into a digital TV service with more than 200 FOXTEL channels and the opportunity for other pay-TV providers to operate on the same platform.

Dr Switkowski said: "The ACCC's decision is good for Australia - a victory for commonsense and consumers".

"Consumers are the winners with convenience, flexibility and greater choice. These proposals also boost competition in both telephony and pay-TV," he said.

"These proposals allow for a long overdue restructuring of the pay-TV industry. It also clears the way for the development of digital subscription television with hundreds of additional channels and the growth of the FOXTEL customer base.

"Together these agreements will increase consumer choice, promote competition in telephony and subscription television and provide the basis for the growth and digitisation of Australia's subscription television industry.

"Digital subscription television requires substantial new investment which is only feasible if the industry is placed on a stronger economic footing.

"The ACCC's approval today follows months of work by the FOXTEL business partners and the regulators to ensure the best results for consumers and competition generally," Dr Switkowski said.

He said details of Telstra's new telephony, Internet and FOXTEL bundling offers for customers would be announced shortly and become available before Christmas.

"This is a great new opportunity for Telstra to reward loyal customers with improved services and extended choices," Dr Switkowski said.

"We can also fully develop the opportunities offered by digital television, and in time, interactive television, which offers huge potential for the growth of consumer services in Australia," he said.

FOXTEL is jointly owned by Telstra (50 per cent), News Corporation (25 per cent) and PBL (25 per cent).

The final form of the undertakings negotiated with the Australian Competition and Consumer Commission is consistent with the intentions and financial impact previously announced.

Telstra media releases are posted on the Telstra Newsroom:
www.telstra.com.au/newsroom

Telstra Annual General Meeting 2002

Chairman's Address

Good morning ladies and gentlemen

I'm Bob Mansfield - the Chairman of your company - and it is a pleasure to welcome you to the 2002 Annual General Meeting of Telstra Corporation Limited.

I also welcome those shareholders viewing this meeting via the webcast from our Investor Relations website.

A quorum is present and I declare this Annual General Meeting open.

I would like to start by introducing the Telstra Board members, senior Telstra executives and the company's auditor, here today.

From your left we have:

  John Stocker - has been a Director since 1996.
  Catherine Livingstone - a Director for two years.
  Charles Macek - a Director for one year.
  Donald McGauchie - a Director since 1998.
  David Moffatt - Chief Financial Officer.
  Ziggy Switkowski - Managing Director and Chief Executive Officer.
  John Ralph - a Director and Deputy Chairman since 1996.
  Belinda Hutchinson - a Director for one year.
  Tony Clark - a Director since 1996.
  John Fletcher - a Director for two years.
  Bruce Akhurst - Group General Counsel.
  and finally,
  Douglas Gration - our Company Secretary.

Unfortunately two Directors, Mr Sam Chisholm and Mr Bill Owens, were unable to be with us today and tender their apologies.

Mr Chisholm is unable to attend due to recently breaking a rib and Mr Owens has had a sudden death in the family, just prior to departing the USA to attend this meeting.

I would also like to welcome Mr Michael Watson from our auditors, the Australian National Audit Office who will be available to answer any questions that you may have.

Finally, many of you would have been welcomed today by Telstra Friends, a group of Telstra staff who donate their free time to many company and community events. We thank them for their assistance today.

My first task is to outline the procedure for the meeting and following that I look forward to providing you with an overview of our fine Company.

I'll be followed by a report from the Chief Executive Officer, Ziggy Switkowski, who will discuss the company's operations for the financial year ended 30 June 2002, and some emerging business trends.

With regard to the Agenda all Shareholders have received, Item 2 is the election and re-election of Directors and Item 3 is the discussion of Telstra's financial statements and reports in respect of the year ended 30 June 2002.

As I am one of the candidates standing for election as a director, the Deputy Chairman of the Board, Mr John Ralph will chair the meeting during Item 2.

The agenda indicates that, like last year's meeting, the election and re-election of Directors will take place before the discussion of the financial statements and reports.

Because this election process involves a Poll, we have placed the election of Directors before the discussion of accounts so that those of you who are unable to attend the entire meeting can exercise your right to vote.

When we adopted this practice last year, some shareholders told me that they were very happy with this order. My preference is to follow this order again, as published in the Notice of Meeting.

However some other shareholders told me that they would prefer to have the benefit of the discussion of the accounts before determining how they would vote on the election of Directors.

Accordingly, at the conclusion of Ziggy's formal speech, I will give the meeting the opportunity to indicate in which order you would like to deal with these two items of business. I am happy to be guided by the view of the meeting on this matter and, if there is a clear preference by show of hands, I will reverse the order of these two items.

The procedure for the other items will be detailed at the relevant time.

Finally, during the meeting, some of you may wish to enjoy the light lunch that will be served in the foyer from 12:00pm. However, I do not propose to interrupt the meeting for lunch.

Overview

Let me now move on from the procedural matters to provide you with an overview of the Company and some of the key issues we face.

I would sum up the past year for Telstra as a very solid performance, within a challenging environment for the Telecommunications industry - both here in Australia and overseas.

The telecommunications industry has shown that it too can be subject to irrational behaviours on a global scale, and the market corrections which followed the bursting of the tech bubble are still playing out.

At Telstra we make no excuses. We have to manage through cycles - technological, economic and sharemarket - with the aim to outperform our peers and deliver shareholder value and excellent customer service.

Our progress is recognised by the top quartile multiples awarded our company, and the endorsement of the ratings agencies.

We clearly acknowledge that our share price is well below its peak, as is the case for every other telco, and also below the T2 price.

But as the slide shows, our trajectory is better than our peer group of the top telcos in the US and Europe - relatively, it's a very strong performance.

Whether we like it or not, we are part of a global industry and subjected to the sentiments attached to that industry. The reality is that the sentiment related to the telecommunications industry today is predominantly negative and we, as an individual company, are subjected to that investor judgement as well.

But, realistically, references to peak valuations or T2 prices have little relevance to today's post-bubble environment even as we may all regret the diminution of the value of our Telstra holdings.

It is understandable to ask "What is the Board doing to promote shareholder value?"

We continue to work with management to define a strategy where every step, every investment, every project strengthens our company, better serves our customers and is demonstrably positive to shareholder value.

We are verifying that all our processes are moving towards best-in-class performance, including those of the Board itself, and that our measures are properly benchmarked to global leaders in our industry.

We have declared record dividends for shareholders - $2.8 billion, and up 15.8%, and indicated our expectation that strong cash flows into the future give us flexibility for appropriate capital management decisions ahead of us.

We have structured compensation schemes to align the interests of management with shareholders.

We recognise that there remains much to do, but we are confident in our ability to be amongst the leaders of our industry, both locally and globally, in a way that will win the support of shareholders and international markets.

Dealing with these challenges is what we are here for. Managing them, turning them to advantage if we can, not being thrown off our game by them, is what we do - or try to do - as a Board and senior management.

In addition, it is the confidence-shaking, gut-wrenching global events - unexpected and unimagined - that add new layers of uncertainty, hesitancy, anxiety and confusion that we have to deal with.

Numerous company collapses - and we've seen no bigger than WorldCom, a participant in our industry and Ansett here in Australia.

Sept. 11 2001 - etched forever in our minds and in our hearts.

And, most recently, Bali.

Our sympathy goes out to all affected by the Bali bombing - including Telstra staff and customers. We have joined with the community in doing our part to help those who suffered the horror of that event.

On a more positive note, we continue to make a major contribution to the national economy.

We provide telecommunications products and services that are increasingly at the heart of the effective functioning of our institutions and industries - in fact, our very way of life.

Our full service, integrated business model is working well. While giving customers a single point of contact for all their communications needs, it provides us with a diversity of revenue streams, which reduces considerably our risk profile.

And in terms of those of our customers looking for reassurance, I can tell you our executives have been meeting with them, particularly the larger corporations, to improve security and essential backup systems for their networks, which is so essential in this current uncertain global environment we are part of.

At the same time, our people continue to review the integrity of the network and the infrastructure upon which all our customers, large and small, depend.

We remain confident that we are very well positioned to benefit from an upturn in the industry. That upturn will be principally driven, we believe, by corporations starting to spend again on information technology - sheer logic suggests this will happen at some stage.

Many people are surprised when I remind them of the simple fact that the current level of product choice and customer service in Australian telecommunications is the highest it has ever been in the history of the country.

Of that there is no doubt.

We are very proud of that fact and of the hard work of all our people who have delivered this accomplishment.

Corporate Governance

The matter of Corporate Governance has received renewed focus in recent months.

As I said at the Full Year results presentation in August, Telstra is probably subject to more scrutiny than any other Australian company.

Customers and Shareholders can be assured that corporate governance and transparency - issues of much debate in recent times - are of the highest standards in Telstra

In addition to all this external scrutiny, we also have our internal governance structures in place to ensure we meet our own high standards.

Our Board is independent of management and focussed on delivering the best outcomes for the company.

Our accounting practices are conservative and fully in accordance with Generally Accepted Accounting Principles.

Our audit arrangements are robust and independent. Non-audit services from the auditor are strictly controlled by the audit committee. The Auditors and Audit Committee routinely meet without management present.

The Chief Executive Officer is not a member of the Audit Committee and the Chairman of the Audit Committee is not the Chairman of the Company.

Our transparency and disclosure to the market is second to none - recognised in recent awards we have received for our continuous disclosure practices and our Annual Report.

Telstra has revisited its corporate governance practices in recent months - not because we had any doubt about our processes, but to reassure our shareholders and all stakeholders that Telstra has firmly addressed the elements of concern about corporate governance that have been raised in today's environment.

We are, however, always looking for improvement and from 1 July this year, as part of its review of practices, the Board withdrew the Directors' Retirement Benefits Scheme. Entitlements of serving directors will be preserved but no new directors will be admitted to the scheme.

Finally, I also implemented for the first time, an independent, external review of our Board processes, procedures and performance.

This exercise has been both reassuring and very constructive in highlighting areas of potential improvement and will be a regular exercise in future years.

Executive Remuneration

Executive remuneration is also a much debated topic at the moment and I spoke extensively about it at our Full Year result announcement in August, and is detailed in our Annual Report which all of you have.

Let me summarise the key points I covered at that time. As part of its decision to simplify Telstra's Executive Compensation Framework, the Board has decided to suspend further issues of executive options. This has been replaced with a deferred remuneration plan, but all existing option grants remain applicable.

Telstra's senior executive compensation model will have four elements -

  Cash salary.
  Annual performance-based bonus (short term - one year).
  Deferred remuneration providing rights to acquire shares which do not vest until three years later.
  A long term component, utilising Performance Rights linked to achievement of a Total Shareholder Return hurdle between the third and fifth anniversaries of allocation. This component remains the same as previous years.

In the case of all senior executives, this package will drive a substantial personal holding of shares which will closely align their interests with those of shareholders.

Remuneration of all our senior executives is fully disclosed in the Annual Report. The package I have outlined applies across the board. There are no hidden performance payments outside of this framework or extraordinary termination arrangements.

The subject of executive options is one the Board will continue to monitor, bearing in mind the Company's particular structure at the time. In addition, on the matter of expensing executive incentives, we will be guided by the accounting profession's development of standard guidelines on this issue.

Regulatory

This is an industry of heavy regulatory oversight, and occasional unanticipated interventions.

By and large, the consequences of the introduction of competition in 1990, and industry deregulation in 1997, have definitely been positive for customers and all Australians.

The Government leadership through this era is judged by investors, both local and overseas, as being more farsighted and balanced than has been the case in many other jurisdictions.

As a result, the Australian industry has not been burdened by the heavy costs of 3G spectrum, or energy sapping standoffs between competitors or the regulator.

We are generally supportive of recent decisions, including those of this week, which have established a relatively settled industry environment.

These decisions on price caps, competition rules, Foxtel-Optus accord define the industry for some years ahead, and Telstra will strive to be successful within this set of new rules.

Foxtel

As some of you will have read on Wednesday this week, Telstra welcomed the decision of the Australian Competition and Consumer Commission (ACCC) to allow the restructuring of the subscription television industry.

The decision is undoubtedly good for Australia.

It is a victory for common sense and consumers because it will increase consumer choice, promote competition in telephony and subscription television and provide the basis for the growth and digitisation of Australia's subscription television industry.

The ACCC decision clears the way for Telstra to offer customers single bill convenience for bundles of telephony, Internet, broadband and FOXTEL subscription television services.

FOXTEL has also gained approval for its proposed Content Sharing Agreement with Optus, announced in March this year; this will see the restructuring of Australia's pay television industry.

Under the proposals FOXTEL has provided a comprehensive set of undertakings which will ensure competitors can gain access to the Telstra and FOXTEL subscription-TV infrastructure and distribute the FOXTEL service at commercial rates.

The decision also clears the way for Telstra and its partners, News Corporation and PBL, to turn FOXTEL into a digital TV service with more than 200 FOXTEL channels and the opportunity for other pay-TV providers to operate on the same platform.

Now let me to turn to the ownership of the company.

T3

There's not a lot I can add to my previous comments on T3.

T3 is a matter for the Government.

As we have consistently stated, Telstra's Board and management fully support the full privatisation of the company. We look forward to being able to operate on equal footing with other companies in the global market.

We expect the Parliament to vigorously debate the ownership of Telstra, but our attention is entirely upon the optimum management of our operations, for the benefit of all our communities - within whatever ownership structure the Parliament decides.

But I do make this point. Controls over Telstra and safeguards in relation to service have absolutely nothing to do with who owns the company.

Consumer regulations exist to guarantee a high level of service to all Australians.

These regulations require Telstra to provide standard telephone services throughout Australia, repair faults and supply new services within short timeframes, and contain price increases within strict limits. They also assure special additional services like payphones and 000 access to emergency services.

Telstra supports these consumer regulations - they highlight our continuing commitment to all Australians.

In addition, the ACCC has strong powers to regulate the way Telstra and other companies compete with one another.

Telstra will continue to meet both its Universal Service Obligation and general service obligations, to ensure customer satisfaction.

In this context, I must make special mention of Telstra Country Wide. Its performance in meeting its Universal Service Obligation and Customer Service Guarantee commitments has been outstanding.

We created this separate business unit because we felt we could do business better in regional and rural Australia - and, it must be said, because we believed meeting the unsatisfied demand for good communications services in these areas would mean additional revenue for Telstra.

We were right. We're now doing good business in regional and rural Australia and doing it smarter! Customers are telling us they're much better off; and there have been some demonstrable improvements in service, mobile coverage and Internet affordability and accessibility.

There's still a lot to do - we acknowledge the gaps and shortcomings - but we are certainly on the right track in providing regional Australia with at least the equivalent of communications services in the capital cities.

As we all know, Australia's extensive geography makes that a huge challenge.

And, what's more, Telstra CountryWide is more than paying its way - it is a profitable activity for Telstra.

I want to assure everybody of our long-term commitment to the Telstra CountryWide structure and our customers in rural Australia.

The fact that they are now facing such a devastating drought makes our presence even more relevant.

Esten's Report

I would like to make some comments in relation to the recent Esten's Report on rural telecommunications services.

We welcome the report which recognises the significant improvement to telecommunications services and makes recommendations to ensure regional, rural and remote Australians fully benefit from future telecommunications advances.

I am especially pleased that the Inquiry concluded that:

  Telstra CountryWide is contributing to real service benefits;
  we have improved service delivery;
  we have expanded mobile coverage; and
  we have introduced new products to rural communities.

We also note and accept the report shows that there are some areas that need improving and we are committed to, and in some cases have already acted on, responding to them.

Improvement in the provision of telecommunications services is an ongoing process and we continue to listen and respond to customer demand, to ensure the products and services that customers need and want, are delivered.

We will continue to build upon what we have achieved and will work co-operatively with the Government to implement the recommendations of the Inquiry.

On a historical note for Telstra CountryWide:

Today Telstra has completed a major network upgrade from Adelaide to Darwin which will provide significantly increased capacity to the Northern Territory region.

This celebrates the 130th anniversary of the Overland Telegraph which linked Australia to an undersea cable from Indonesia at Darwin, and made communication between Australia and the rest of the world possible in hours rather than weeks.

The Overland Telegraph is one of the greatest engineering achievements of the nineteenth century, the 3200 kilometre journey to string a single wire across 36,000 wooden poles from Port Augusta in South Australia to Darwin in the Northern Territory was completed in just two years (1870 - 1872) with acts of heroism and courage which have enriched our history as a nation.

It is symbolic to have this work being completed on this day, the 130th anniversary of such a key event in Australia's telecommunication history.

Reputation and Image

Let me comment upon the noticeable media and political criticism we have received lately especially in relation to some old allegations about alleged wrong doing.

Perhaps, understandably, we are a legitimate subject for any manner of analyses, scrutiny and conjecture and I accept the inevitability of this, and the fact that for as long as we are government owned, we will attract disproportionate coverage, especially political.

When we make a mistake, the Board and Management accept the criticisms and work to correct the problem and we will apologise.

However, I want to assure all shareholders that when the attacks are otherwise motivated, we will defend the integrity of our company and people without hesitation.

Where attacks on us are fatally flawed, unfair and unreasonable we will fight back because we are defending our reputation and your shareholding.

They are our values, that is our job.

Conclusion

Ladies and gentlemen, let me conclude.

As you know, Telstra is Australia's largest company. You may not have thought much about it, but it is also the third largest company in the Asia Pacific, and included in the Fortune 500 covering the top 500 companies in the world.

We are very proud of that position.

This offers the potential to exploit market opportunities at home and abroad. Equally, it presents challenges at home and abroad.

The Board and Management remain upbeat that things will eventually swing around - and when they do, Telstra is very well placed to take full advantage of improved circumstances.

It is not by accident that we are well positioned. It is the result of having -

A strong, commercially focused and independent Board.

Coherent, long-term strategies for growth - and, moreover, sticking to them when things get a little tight.

A clear thinking, forward looking senior management team.

And a staff - the overwhelming majority of whom are genuinely interested in delivering superior service and seeking meaningful engagement with their customers.

I look to the future with confidence because in an uncertain world, it is an absolute certainty that that future will be shaped fundamentally by people's need to communicate - and providing the networks, products and services to enable them to do just that is what Telstra does best.

Thank you for your time in joining us today.

I now call on the Chief Executive Officer of Telstra, Ziggy Switkowski.

INTRODUCTION

Thank you chairman .. good morning everyone.

The last year has seen Telstra move forward on a number of fronts to strengthen our operations, processes, and skills. In our core operations, we continued the transformation of our networks, building another 700,000 additional telephone lines , investing $3.5 billion in infrastructure maintenance, remediation and new platforms, and producing improved levels of customer service nationally - fault repairs, speed of response, connection of new lines - which now stand at all time highs, generally exceeding 90% achievement against mandated Service Guarantees.

Telstra CountryWide completed its second full year of operation and demonstrated how regional Australia can be served productively by a business model that ensures our people live in their communities, acquire genuine local knowledge, and make commercial decisions for the relevant allocation of Telstra resources to the special needs of people living outside the major cities.

To fulfill the proper leadership role of Telstra, we've continued to make thoughtful and timely investments in next generation technology and products.

We have not paused in our funding in these key areas even as the industry, globally, has stuttered in the aftermath of the high tech meltdown.

The deployment of broadband services is accelerating - as more Australians are discovering the benefits of high speed, always on connectivity to the internet - via our copper, cable or satellite networks.

Telstra continues to stimulate and lead the market for these services.

The next generation of wireless products and services leverage the quality and coverage of our two excellent national digital GSM and CDMA mobile phone networks.

And, as the world debates the future of 2 1/2 G and 3G technologies, existing Telstra facilities embrace all options and provide a flexible commercial path into the future, a path that ensures that we will be there for Australian customers in providing communications services whenever the demand arises.

We are only five years into the Company's privatisation journey, and the Company is nearing best practice in a number of our processes.

And, yes, much remains to be achieved.

The year has seen the increasing application of a process improvement framework called Six Sigma - an international methodology that engages all our people in a structured approach to service and productivity improvement.

The men and women of Telstra are committed to continuous improvement in everything we do.

And, while not taking our eyes off the domestic ball, we've continued to build our businesses in Asia adding the cable assets of Level 3 to the Reach infrastructure joint venture in Hong Kong, forming Telstra Clear in New Zealand, and completing the 100% takeover of the premier wireless company in Hong Kong, CSL.

In short, Ladies and Gentlemen, I confidently assert that your Company is a better Company today than it was a year ago.

Its products are better, its staff are more efficient and more customer oriented, its service performance levels continue to increase, and its cash costs are decreasing.

FINANCIAL RESULTS

Turning to the financial results, the Company delivered creditable numbers and fulfilled its commitments.

Underlying revenue grew 1.7% to $18.8 billion.

This level of revenue growth reflects an industry in transition from the double digit years of the 90's to a more sustainable level nearer half of that in the years ahead.

Underlying EBITDA grew by 5.8% to $9.6 billion.

The EBITDA margin expanded by 2 points to 51.2% on the back of improvements in our costs and productivity.

Underlying EBIT grew by 5% to $6.6 billion.

We ended the year with net debt of $11.6 billion, gearing at 45%, and interest cover (EBITDA/Interest) of 10.7 times .

That's just about the strongest balance sheet among the world's top telcos.

We paid a record fully franked dividend of 22c for the 01/02 year - 77% of our after tax profits, and a 15.8% increase on last year.

In the year, we produced $3.8 billion of free cash flow after spending $3.5 billion on capex, and paying $2.5 billion in federal and state taxes and charges, and from this cash flow, we distributed a record $2.8 billion to our shareholders, and used the remaining $1billion to reduce our debt.

CONFIDENCE IN THE FUTURE

Last year at this Meeting I assured you as shareholders that nothing that had happened to that point had diminished our optimism for the medium to long term.

That remains our view.

Our future, and that for the industry, is as exciting as ever. Let me explain why.

Growing use of telecommunications services is a fact of daily life for everyone - at home, at work and at play.

After a century of telecommunications being synonymous with voice calling - namely the basic telephone, the mid 90's saw a blossoming of new services - initially fax, then mobile wireless phones and then the internet.

Australians always have an appetite for exciting new products, as has been the case for personal computers, mobile handsets and most recently access to the internet.

But for all the startling recent pace of change, we may be nearer the beginning of an enduring industry growth phase than the peak.

Let me point to the fixed line networks .

Our new products and services will go beyond call waiting, call forwarding, caller line identification, multi user conferencing, last number redial, to include screen based phones with internet capability, multiple telephone numbers distinguished by different dial tones off the same line and more customer friendly voice, video and web-based conferencing solutions.

The internet protocol now extends from the heart of our networks to the outer reaches of our fixed and wireless networks.

Having invested billions of dollars in digitising our networks, and making them internet ready, there is a growing suite of services and applications yet to be explored and adopted by our customers.

Already the reality is that the flow of data associated with internet surfing represents the greater part of our network traffic today.

As our product and service designs and communications continue to improve, and as the population becomes more digitally dextrous, what has been seen as a slowly changing commodity business will show renewed signs of life and growth.

For example, subscriptions to our broadband services are building, and we've forecast 1 million subscribers in the 2005 year.

The introduction of interesting applications, and multimedia rich content, offers the promise of heavy demand for our core services for some generations yet.

We have always been bullish about the outlook for our mobile wireless businesses - and our confidence is undiminished.

Mobile handset ownership, including the new Personal Digital Assistants - devices such as the recently launched Blackberry product , will smoothly grow beyond today's 65% ownership on a per capita basis to more than 100%, as many users end up owning more than one appliance.

Mobile phones started as a status symbol in the late 80's, progressed to being a basic service in the late 90's, and now are seen to be both mission critical and a lifeline service for all Australians.

We now see how the technology is being extended into a whole range of information, entertainment and utility services - online mobile commerce and banking, bill payment, vending machine transactions, ticketing, game playing, Walkman-like music delivery, gambling, remote monitoring, and alarm system management - the list is limited only by the imaginations of the applications developers and the inventiveness of our users.

It's revealing how a relatively simple service like SMS can influence an industry so quickly.

There are now more than 250 million SMS messages sent over Australia's wireless networks each month. If you've observed the communications behaviours of your children or grandchildren, you will readily understand this statistic, and agree there is still lots of growth ahead.

Wireless and mobility are defining the new business environment, offering productivity gains to all sectors including health, public safety, defence, transportation, education.

Wireless and mobile PCs, PDAs, point of service terminals, tracking and ordering systems will increasingly connect to our networks and improve service delivery.

And, earlier this week, along with the Chairman, I welcomed the decision of the ACCC which enables the Optus-Foxtel content sharing agreement to proceed, and for Telstra to reward its customers with single bill convenience for bundles of telephony, internet, broadband and Foxtel subscription television services.

This is a very positive step for the nation and its people, for the payTV business, and for Telstra and our customers.

As you add the contributions expected from new services off our core networks, growth in broadband uptake, further developments with wireless, the onset of the era of digital entertainment, the accelerating web enablement of services and processes, these compose a picture of the future which is unreservedly positive.

Indeed, it's possible to look into the long term future and see the outline of an even more exciting picture.

It's not so long ago that the share prices of telcos and technology companies were vastly overpriced as analysts and entrepreneurs awaited the triumph of the so called new economy.

There are times when I wonder if those who once predicted the arrival of the new economy at supersonic speeds will now fail to understand that is in fact arriving by gradual and irreversible evolution with even greater commercial and social consequence.

CHALLENGES AHEAD?

Does this strong company, in this critical industry, have challenges still ahead - Of course, we do !

Here are some of them :

While service delivery continues to improve to record levels, community expectations are also growing - as emphasized in the recent Estens Report.

We cannot hesitate nor lose focus upon always meeting customer needs, however they are presented to us.

We have a responsibility to provide Australians with innovative products and useful services introduced in a comprehensible way, with fast cycle times.

This we are determined to do.

We continue to have to manage a number of legacy technical issues - be they pair gain systems, incompatible IT platforms, or parts of our fixed line networks being beyond their use-by dates.

Programmed work will continue in the years ahead as we systematically upgrade all our infrastructure - both physical, and associated software.

We have made important investments in Asia. The next step is to deliver the best possible returns from those investments.

The Reach infrastructure joint venture, in particular, operates in the most troubled part of this industry, (that is for global connectivity and internet bandwidth), and represents a significant commercial challenge, where the year ahead will be quite critical. Reach is but a small part of our larger integrated strategy where some businesses fit the description of a utility commodity infrastructure business.

Other parts of the portfolio show vigorous growth. And we have enterprises in between. Our challenge remains to ensure that our capital management decisions optimise the results from our balanced portfolio.

Although presently slowly growing, this is a fast moving industry. Competition comes at us vigorously, relentlessly, disruptively. As memories fade and equity markets recover, and confidence returns, I expect we will see a new generation of competitors, substantially in the wireless systems, be they 802.11b, WiFi, 3G etc.

It's going to get lively again, even irrationally exuberant , but we expect to win by getting better.

And, as you have seen in the past week or two, every step we take is interpreted, almost always inaccurately, as a step towards a possible T3.

We stay focused upon running the business, continuously improving our performance, building greater customer confidence and trust. As the Chairman emphasized, T3 is for Parliament to sort out.

TELSTRA STRATEGY

One reason why the Company has traversed the last couple of turbulent years relatively well is that the Board and management kept their heads while all around were losing theirs. That, as well as the power of our full service integrated telco strategy.

This is reflected in our Strategic Compass which illustrates the areas of concentration by the organization when it comes to capital allocation, and assignment of resources.

This strategy gives us diversity of revenue streams (with no one business providing more than 20% of our revenues), and a relative hedge to shifts in customer usage between different platforms or product sets.

And, when executed well, offering bundles of products from our wireline, wireless, ISP and payTV businesses, and invoicing on an integrated single bill, leads to much higher levels of customer satisfaction, lower churn, improved costs, and solid margins.

It is a powerful formula able to be implemented once the appropriate investment is made in IT systems, and new generation of Customer Relationship Management processes - which are progressively being put in place at Telstra.

The farsighted decisions taken by generations of Telstra executives and Boards have left us with a formidable legacy of technologies, networks, vendor relationships and product portfolios which we can leverage and build upon in the years ahead.

And the current leadership will add to the legacy :

  by further enhancing the brand and reputation of the enterprise as a customer-centric one, through consistent high quality service delivery and marketing;
  by completing the internet protocol environment to prepare for an all IP world in the next generation;
  by extending the footprint of Telstra within Asia;
  by supporting an industry structure that accommodates other companies as both competitors and customers of our Wholesale division; and
  by making timely decisions to secure content and applications relevant to an all broadband world where consumers have our copper, cable, satellite and wireless infrastructure available to them for hi speed, hi bandwidth traffic of video rich content.

OUTLOOK AND CONCLUSIONS

As I said as recently as the Oct 21 first quarter results announcement, the near term outlook for Telstra is for continuing performance consistent with that of recent quarters. Our trading results remain steady but subdued.

We have no reason to depart from the full year guidance provided at our recent quarterly results announcements.

The year ahead should see the completion of the industry correction phase - competitor consolidation, balance sheet repair, global workouts of distressed companies, and recovering industry and equity markets confidence.

Growth should resume in parallel.

Telstra reaffirms it expects to deliver:

  improving service to all Australians;
  strong cash flows;
  capex discipline;
  steady margins and ROIC;
  exciting new products in broadband, wireless data and digital entertainment;

and as the chief executive, I reaffirm that the management and staff of your Company will do all in our power to drive performance and create shareholder value.

Thank you very much.

Result of Telstra Corporation Limited 2002 Annual General Meeting of Securityholders
	Manner in which the securityholder directed the proxy vote:					Manner in which votes were cast in person and by proxy on a Poll (where applicable)
Resolution	TOTAL	votes "for"	votes "against"	votes "abstain"**	votes "discretionary"	"for"	"against"	"abstain"**
2(a) Re-election of Tony Clark	1,802,898,722	1,496,010,284	45,018,176	68,455,229	261,870,262	8,200,074,428	51,515,882	68,663,634
2(b) Re-election of Robert Mansfield	1,787,315,606	1,432,474,292	93,051,425	89,374,250	261,789,889	8,136,645,232	99,513,142	89,485,275
2(c) Election of Leonard Cooper	1,689,535,012	159,515,239	1,268,022,372	148,244,169	261,997,401	161,656,570	7,976,130,033	148,476,912
2(d) Election of Francesco Rossi	1,681,582,872	156,613,642	1,262,983,631	148,110,518	261,985,599	158,764,865	7,971,092,652	148,330,211
2(e) Election of Mervyn Vogt	1,672,119,834	131,816,604	1,278,211,747	149,980,180	262,091,483	133,794,157	7,986,502,958	150,194,482
2(f) Re-election of Samuel Chisholm	1,782,353,854	1,439,745,872	80,766,988	67,399,896	261,840,994	8,148,694,325	82,390,513	67,518,660
2(g) Election of Edvard Pregun	1,667,263,117	199,024,979	1,206,219,857	146,255,110	262,018,281	201,084,442	7,914,152,880	146,582,003
2(h) Re-election of Catherine Livingstone	1,787,965,184	1,479,928,175	46,236,219	66,772,390	261,800,790	8,184,240,446	52,441,771	66,930,815

** Note that votes relating to a person who abstained from voting on an item are not counted in determining whether or not the required majority of votes were cast for or against that item.

19 November 2002

C7 Claim Filed

Seven Network Limited and C7 Pty Limited have today served a statement of claim on 19 parties including News Limited, Publishing and Broadcasting Limited, Nine Network Australia, Network Ten Pty Limited, Telstra Corporation Limited, Foxtel Cable Television Pty Ltd, Optus Vision Pty Limited, Austar United Communications Limited and various sporting bodies claiming, amongst other things, breaches of the Trade Practices Act.

Telstra will vigorously defend the claims and believes they will not have a material effect.

TelstraClear

TelstraClear 12 months on . . .

Operational Briefing

Together. A better way.

29 November 2002

Telstra

Together. A better way.

TelstraClear

DISCLAIMER

These slides are provided to analysts and investors as support material for the operational briefing provided by TelstraClear management. The information in these slides has not been subjected to an independent audit and should not be relied upon by investors in making investment decisions.

They are not intended to be a summary of, or substitute for, information provided by Telstra to the market in its financial statements and annual report.

In this presentation estimates have been developed by TelstraClear based on information and assumptions known to date.

They are subject to considerable uncertainties at this stage.

Actual results could vary materially from these estimates.

They are not a forecast or representation by Telstra or any other person as to what will happen in the future.

Telstra Together. A better way. TelstraClear

Presentation Timing

Session One

8:30am – 10:15am

Telstra's International Strategy

Strategy & Business Overview

Economic Customer Access

Financial Performance

Q&A

Session Two

10:30am – 11:40am

Solutions Management

Customers, Business

Customers, Consumer

Customers, Wholesale

Q&A

Session Three

11:45am – 12:30pm

Information Systems

Networks

Summary

Q&A

Site Visit

1:15pm – 2:15pm

Telstra
Together. A better way.
TelstraClear

TelstraClear

Telstra's International Strategy

Dick Simpson, President Telstra International
Chairman TelstraClear

Telstra

Together. A better way.

TelstraClear

Telstra's Strategic Compass

- *A full service, fully integrated telecommunications company*

Domestic Retail
International
Infrastructure Services
Technologies
Networks
Applications
Wholesale

Telstra
Together. A better way.
TelstraClear

Telstra's International Strategy

- *Strategy*
  - *Growth through acquisition and consolidation*
  - *Focused primarily on the Asia-Pacific region*
- *Tactics*
  - *Countries with acceptable regulatory regimes and sovereign risk*
  - *Strong Operational interaction*
  - *Build and manage relationships*
- *Financial Criteria*
  - *Early EPS returns required*

Telstra

Together. A better way.

TelstraClear

The History of TelstraClear

Alternative Telecommunications Company
1990
SATURN
1996
TelstraSaturn
2000
TelstraClear
Dec 2001
Kiwi Cable
1989
CLEAR
1991
Telstra
New Zealand
1996

Telstra
Together. A better way.
TelstraClear

Background at Time of CLEAR Acquisition

- Purchase price NZ$435M
- Discount to net assets
- 200,000 customers
- Revenue NZ$399M
- 842 staff
- NPAT break even
- Good network coverage
- Poor IT/IS systems due to under-investment

- Revenue $168M
- EBITDA ($77M)
- 1,200 staff
- $800M debt
- 100,000 customers
- Brand new network, superior IP offering
- IT/IS: good architecture and systems

Together. A better way.

CLEAR Acquisition Strategy

Strategy

- Focus on building long-term value customer base (Corporate, SME, residential, wholesale and trans-Tasman)
- Scale & critical mass - strong No.2
- Create a world-leading challenger
- Drive operating efficiency and simplify the business
- Consolidate all levels of staff
- Rationalise CAPEX / Network rollout
- Drive regulatory framework to get economic access

Challenges

- Formulation and execution of a comprehensive integration plan
- Regulatory uncertainty
- Maintain sales momentum during integration
- Minimise customer churn
- Retain key talent
- Driving cultural change

Telstra Together. A better way. TelstraClear

Integration Plan: Key Focus Areas

Key Focus Areas

1. Growth Revenue / Margin
2. Operating Cost Reduction
3. Process Improvement / Efficiency
4. Employee Goals

Customers

Telstra

Together. A better way.

TelstraClear

Current Status

- Telstra 58.4% , Austar United Communications 41.6% shareholding
- Telstra has operational, management and Board control
  - Telstra Nominee Members – Dick Simpson, David Thodey, John Stanhope, Mike Foster
  - Austar Nominee Directors – John Porter, Mike Fries
- Significant Telstra investment $NZ1.2B
- $NZ600M debt refinancing demonstrating Telstra's confidence in TelstraClear
- A challenger leveraging Telstra's technology, purchasing power & intellectual know how

Telstra Together. A better way. TelstraClear

Value Creation

- *Growth in revenue and gross margin*
- *Bring forward of break even point*
- *CAPEX efficiency*
- *Focus on trans-Tasman*
- *Regulatory experience*
- *Challenger Learnings*
- *Ability to leverage Australia being NZ's #1 export market and the #1 investor in NZ*
- *20th anniversary of CER in 2003*

Trans-Tasman Pipeline

TelstraClear Primed 20%
Telstra Primed 80%

Telstra
Together. A better way.
TelstraClear

TelstraClear

Telstra

Together. A better way.

TelstraClear

Strategy & Business Overview

Rosemary Howard, Chief Executive

Together. A better way.

Market Positioning Statement

Mission

Providing Communications Solutions

Vision

World Leading Communications Challenger

Customers

Business, Consumer and Wholesale customers who want to have a long-term relationship with their communications provider and want to do more via communications

What customers need:

- Our solutions meet customers needs:
- Business – At Work – to improve productivity, profitability and competitive advantage
- Consumer – At Home and on the move – A "better way of living"
- Wholesale – To be treated like a customer

Together. A better way.

Market Positioning Statement

Unique Benefits

- Together. A better way.
- Working with customer, and partners to deliver better communications packages
- Better is Smarter, Faster and more Adaptable
- Right size for New Zealand; we are small enough but big enough
- Supported and Partnered by Telstra

Key Differentiators

- Contributing to our customers and New Zealand's future
- Responsive, Reliable, Innovative and Price competitive
- Our Trans-Tasman capability enables NZ and Australia to work together and connect us to the rest of the world

Telstra Together. A better way. TelstraClear

TelstraClear's Strategic Direction

	Objectives	Goals
Financial Performance	Customer Management & Loyalty	➲ Brand of choice ➲ As promised – customer solutions delivered ➲ Profitable, loyal customers ➲ Customer focused – management information enabled
	Operating Efficiency & Effectiveness	➲ Operational excellence ➲ Economic customer access
	Organisational Effectiveness	➲ Passionate people succeeding ➲ Integration complete as planned

Telstra
Together. A better way.
TelstraClear

The Vision … 2002 to 2004

TelstraClear
2004
2002

Telstra
Together. A better way.
TelstraClear

New Zealand's Economic Outlook

. . . one of the fastest growing industrialised economies

- *Medium term outlook is for return to above-trend growth from around mid-2003, so long as global economic recovery continues*
- *Moderate inflationary pressures likely to emerge but remain below 3%*

Variable	2001	2002(f)	2003(f)	2004(f)
Real GDP	1.8%	3.0%	3.5%	3.4%
CPI	2.6%	2.7%	2.9%	2.9%
10-year Gov't bond yield	6.4%	6.7%	7.2%	7.0%
Trade result (% of GDP)	2.9%	1.9%	2.3%	2.2%
Budget result (% of GDP)	1.2%	2.0%	1.8%	2.2%
$US/$NZ	US$0.42	US$0.46	US$0.48	US$0.49

Source: Global Insight, October 2002; NZ Government Pre-election Economic and Fiscal Update, June 2002

Telstra
Together. A better way.
TelstraClear

Communications Services Outperform GDP

- *Clearly outperformed NZ GDP growth*
- *Cyclical and GDP-sensitive*
- *Communications/GDP growth multiple historically above 4 times*
- *Currently Communications/GDP growth multiple at 2.2 times*

TelstraClear's Growth Rate
20%
15%
10%
5%
0%
-5%
Jun-88 Jun-89 Jun-90 Jun-91 Jun-92 Jun-93 Jun-94 Jun-95 Jun-96 Jun-97 Jun-98 Jun-99 Jun-00 Jun-01 Jun-02
NZ Communications Services
NZ GDP

Telstra
Together. A better way.
TelstraClear

Improving Competitive, Regulatory and Technology Landscape

- *Trans-Tasman marketplace – Telstra-TelstraClear, Telecom-AAPT, Vodafone NZ–Vodafone Australia*
- *Broader based competition – BCL, Walker Wireless, Utilities, ISPs, Regional Communities*
- *New regulatory environment*
- *Significant expansion of data and internet capabilities – no longer simply voice centric*
- *Wireless Access capabilities*

AUSTRALASIAN FOCUS
NATIONAL FOCUS
REGIONAL FOCUS
SINGLE, LOCAL FOCUS
SINGLE PRODUCT FOCUS
FOCUSED PRODUCT SET
COMPLETE PRODUCT SUITE
Vodafone
ihug
TelstraClear
Telecom
BCL
Walker Wirless
CallPlus
Compass
WorldxChange
Service Providers
Citylink
Utilities
Tangent

Telstra
Together. A better way.
TelstraClear

Market Awareness Improving Strongly

TelstraClear Brand Awareness

100%
80%
60%
40%
20%
0%
Prompted
Unprompted
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Telstra
Together. A better way.
TelstraClear

Integration Achievements

Operating Cost Reduction

- Headcount rationalisation
- Property rationalisation
- Network integration
- Customer System integration
- IT System integration / migration

Employee Goals

- Talent Retained
- Values driven
- Brand and Business Model created
- Communications
- Governance

Process Improvement / Efficiency

- Finance System Integration
- HR System Integration
- Single Fault Management Centre
- Single FOH Contact Centre
- Single NOC

Grow Margin / Contribution

- Merged Product suite
- Migrated leased data circuits to On-Net infrastructure
- Re-routing International Voice and IP traffic

$NZ100M CAPEX savings over 5 years and annual $NZ50M operating cost savings

Telstra
Together. A better way.
TelstraClear

Continual Operational Improvement . . . The Journey

- *Continuous operations simplification through Six Sigma Process Management*
- *Creating a Dynamic, Accountable and Entrepreneurial Way of doing things*
- *Regulatory environment which encourages choice and competition*
- *Mobility*
- *Customer Value Management*

Telstra Together. A better way. TelstraClear

Strong Corporate Governance

- Board has met 9 times this year
  - Strategic Focus, Business Plan, Quarterly Reviews
  - Quarterly Financials rolled up into Telstra's quarterly reporting
- Three sub-committees
  - Audit
  - Finance
  - Remuneration
- TelstraClear Advisory Committee established
- Operations Review Monthly
- SLT / SMT
  - Start of week, shirtsleeves and quarterly SLT/SMT reviews
- Performance Culture
  - KPIs aligned to Business Plan
  - Delegated Financial Authority

Telstra
Together. A better way.
TelstraClear

TelstraClear Communications

- Customers
  - Account Management, Telephone Account Management, Contact Centres
  - Internet
  - Advertising, Sponsorship
- Staff
  - CEO Roadshow
  - CEO Weekly Newsletter
  - Team briefings, SLT/SMT 'MBWA'
  - Inductions, Staff suggestions & Intranet
  - Brown Bag presentations
- Government / Media / Shareholders / Partners
  - Communications, Briefing

Telstra
Together. A better way.
TelstraClear

Experienced Senior Leadership Team

Human Resources
Ken Goodwin
Corporate & Government Affairs
Rose Hart
CFO - Finance
John Hooper
Chief Executive
Rosemary Howard
Change
Kevin Millar
Legal
Saul Cannon
Market Stakeholders
Customers
Wholesale
Raymond O'Brien
Residential & Small Business
Steve Jackson
Corporate Government and Business
John Boon
Customer Marketing Steve Jackson
Solutions Management Patrick Carson
Chief of Customer Operations Thana Velummylum
Customer Service Shane Kelly
IS Jenny Mortimer
Networks Bill Clince

Together. A better way.

TelstraClear

Telstra
Together. A better way.
TelstraClear

Economic Customer Access

Kevin Millar, Head of Change

Telstra

Together. A better way.

TelstraClear

Economic Customer Access

- *Globally-connected communications industry is crucial for NZ's economic development*
- *As well as players being efficient, the industry as a whole needs to be efficient*
- *An environment that favours competition and an umpire to correct market failure*
- *Wholesaling offers opportunity to the incumbent and challengers*

Telstra Together. A better way. TelstraClear

Wholesale Market in New Zealand

- *The wholesale market was created after Telecom lost its monopoly status*
  - *Resale - the wholesaling of existing complete end-to-end products and services to other carriers that can be directly on sold to end users, with little or no change*
  - *Wholesale services - those only available at the wholesale level. Designed as inputs for wholesale customers to develop their own innovative products to retail*

Telstra
Together. A better way.
TelstraClear

Regulatory Regime

- *World's most unregulated telecommunications market regulated after more than a decade. However . . .*
- *New Telecommunications Act covers only interconnection and resale of Telecom's retail services*
- *Does not cover wholesale only products (eg network inputs such as xDSL tails)*
  - *Crucial for enabling innovation, market growth and facilities investment*
- *The Commissioner is dealing with applications relating to PSTN, Business and Residential Resale, and assessing the net cost to Telecom of complying with the TSO*

Telstra Together. A better way. TelstraClear

PSTN Determination

- Interim determination delivered 5th November, for 12 months
- Rate of 1.13cents, on a minute plus second charging basis, cf Telecom's 2.7cents and median of 0.66cents
- Rate retrospectively applied to 1 June 2002
- Approximately $14M refund from Telecom for period 1 June to 05 November, or $30M pa
- Numerous customer access and growth opportunities delivered
- Price Review sought using economic modelling to provide future business certainty

Telstra Together. A better way. TelstraClear

Residential Resale

- *Ability to access over 1.4 million residential customers throughout New Zealand*
- *Provides new growth opportunities*
- *Bundling residential access with consumer services*
- *TelstraClear has applied to the Commerce Commission to resell Telecom's residential services*
- *Commensurate changes to TelstraClear's business model*

Telstra Together. A better way. TelstraClear

Telecommunications Services Obligation (TSO)

- Telecom's revised calculations at $NZ408M (annual)
- Compared to Telstra's total USO cost of $A211M set by the Minister August 2002
- International benchmarks USO cost of about 1% of fixed line revenue, cf Telecom estimate approx 12%
- NZ lower cost environment than Australia

Telstra

Together. A better way.

TelstraClear

Number Portability

- *Tollfree number portability goes live 12 December 2002*
  - *Market size in excess of $160M per annum*
- *Local number portability will eliminate business line switching barriers*
- *Mobile number portability will assist next operator (physical or virtual)*

Telstra

Together. A better way.

TelstraClear

xDSL Access

- *In Australia*
  - *Regulatory and industry expectation that provision of Unbundled Local Loop (ULL) would enable development of a competitive broadband market*
  - *However because of the wide range of DSL options, provided by Telstra Wholesale, wholesale DSL has been a faster growing segment of the market*
  - *Many carriers have chosen a 'buy' rather than 'build' strategy at least in the early stages of the market development*
- *In New Zealand*
  - *Telecom has approximately 26k Residential and 20k Business xDSL connections*
  - *Wholesale access to incumbent's xDSL network will stimulate broadband growth in NZ*
  - *Seek to commercially negotiate a layer 2 access for xDSL*

Telstra

Together. A better way.

TelstraClear

Mobility

- Relationship with Vodafone under agency model
- Exploring new ways to grow and strengthen partnership
- 2.5G and 3G network build capabilities
- Co-location and Roaming are specified services in the Act

Telstra
Together. A better way.
TelstraClear

A Supportive Environment

- Dramatic shift from 12 months ago
- New regulatory regime shown to be capable of enabling economic customer access
  - World leading timeframes
- Commissioner undertaking study into ULL and Data access in 2003
  - Opportunity to align with international practice
  - We expect delivery of 'true' wholesaling (eg access to network inputs)
- Number portability (local and mobile) likely to be referred to Commissioner early in New Year
- New Carrier Forum launched
  - Part of new regime for delivering codes (both regulated and non-regulated services)

Telstra Together. A better way. TelstraClear

TelstraClear

Telstra

Together. A better way.

TelstraClear

Financial Performance

John Hooper, Chief Financial Officer

Telstra

Together. A better way.

TelstraClear

Revenue Growing

- Solid quarterly growth leading to strong annualised growth, currently exceeding plan
- Key Factors
  - Good cross segment sales performance
  - Churn rates controlled and now reducing
  - Underpinned by traditional voice and new data IP products

Quarterly Revenue
Revenue ($ millions)
$165
$160
$155
$150
$145
$140
$135
Dec-01
Mar-02
Jun-02
Sep-02

Note: Dec Qtr normalised to include CLEAR Results

Telstra
Together. A better way.
TelstraClear

Active Cost Management Program

Efficiency Initiatives

- Project Simplicity
  - Optimise Company Sourcing
  - Simplify & Align Product Set
  - Business Sales Productivity
  - End to End Customer Processes
  - Improve IT Efficiency & Effectiveness
  - Improve Network Efficiency & Effectiveness
  - Staff Suggestion Scheme
- Property Consolidation and Sub-letting

Main Opex Elements

Other
23%
Advertising
&
Promotions
6%
Service
Level
Agreements
22%
Labour
49%

NOTE *"Other"* includes – Facilities and Office Admin, Professional Fees, Training, and Travel & Accommodation

Telstra
Together. A better way.
TelstraClear

TelstraClear EBITDA Positive

- *Key Contributors*
  - *Strong sales growth*
  - *Benefits of Integration now being realised*
  - *Growth in Contribution from new customers*
  - *Tight OPEX management*
  - *Short to medium term, continual improvement in revenue to OPEX ratios*
- *EBIT and Cashflow positive in 2 to 3 years*

Quarterly EBITDA
EBITDA ($ millions)
$30
$25
$20
$15
$10
$5
$0
-$5
Dec-01
Mar-02
Jun-02
Sep-02
Note: Normalised
Dec Qtr Includes CLEAR Results

Telstra
Together. A better way.
TelstraClear

Controlled Capital Expenditure

- *Capital Expenditure envelope for FY03 between $150M and $200M*
- *CAPEX envelope split between integration and growth*
- *Initial investment in the integration supports further OPEX efficiency*
- *Continued investment in network and products enhances margin*
- *Strong governance of CAPEX return/benefits*
  - *2yr payback required*

Quarterly CAPEX
$60
$50
$40
$30
$20
$10
$0
$Millions
Mar Qtr 02
Jun Qtr 02
Sep Qtr 02
Connections
Access
Other Network
Integration
Other

Telstra
Together. A better way.
TelstraClear

Favourable Funding Conditions

- *Debt Funding is now 100% provided by shareholders*
- *Leveraging Telstra's strong credit rating*
- *Reduced financing costs*
- *Increased operational focus*
- *Flexibility for growth*

Borrowings
Borrowings ($NZD m)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Dec-01
Mar-02
Jun-02
Sep-02
Shareholder Advances
External Banks

Telstra
Together. A better way.
TelstraClear

International Challenger Benchmarking

Improvement Opportunities

1. Improve Overall Customer Profitability
2. Implement Targeted Cost Reduction Program
3. Mobile as well as Fixed strategy
4. Create a Dynamic, Accountable, Entrepreneurial culture

Appropriate regulatory environment essential

Telstra Together. A better way. TelstraClear

Financial Take-Out

- *In summary, we have*
  - *Strong Revenue growth*
  - *Focused cost reduction and commitment to save where possible*
  - *Strong EBITDA growth - above plan*
  - *A balanced, prioritised CAPEX plan*
  - *Successfully refined the company and have flexibility going forward*
  - *Strong company and financial governance, particularly around cash flow and capital*
- *We are well on the way to achieving our vision of becoming a world leading challenger.*

Telstra Together. A better way. TelstraClear

TelstraClear

Telstra
Together. A better way.
TelstraClear

TelstraClear

Solutions

Delivering solutions to meet customer needs

Patrick Carson – Head of Solutions Management

Telstra
Together. A better way.
TelstraClear

Solutions Management

Business Sales
CVM
Mass Markets
Wholesale
Change
Reduce Costs
Increase ARPU
Managing Gross Margin
Service Creation
Launch New Services
Grow Market Share
Sweat Existing Assets
Educate & Train
Lead and Innovate
IS Networks
Finance
Customer Services
Solutions
For business and lifestyle needs

Telstra
Together. A better way.
TelstraClear

Key Pillars for Growth

Best of Breed Challenger

Network Reach	New Generation Network	Internet & Applications	Seamless Trans Tasman	Mobility

New Generation Service Provider

Telstra
Together. A better way.
TelstraClear

Our Consumer Customer Solutions

Residential On-Net

- Access
- Cable Modems , BB Internet
- Internet
- Local, National & International Calling
- Cable TV (Sky TV, PAY per view)
- Phone cards
- Packages

Residential Off-Net

- National & International Calling
- Internet Dial-Up
- Phone Cards
- Flexible billing options

Telstra Together. A better way. TelstraClear

Our Business Customer Solutions

Voice	Data	Network Applications	ISP Services	Mobility
➲ Access ➲ Local ➲ National & International ➲ Calling ➲ Cable TV ➲ Phone Cards ➲ Call Centres ➲ Messaging ➲ Conferencing	➲ Frame Relay ➲ ATM ➲ Private IP ➲ DSL ➲ Cable Modem	➲ Contact Centre ➲ Network IVR ➲ CTI / ACD ➲ Skills Based Routing ➲ Internet ➲ Applications ➲ Outlook ➲ Intranet ➲ Managed Svc	➲ Dial up ➲ Broadband ➲ Hosting ➲ Gaming	➲ Resale of Vodafone services for whole of business proposition

Telstra
Together. A better way.
TelstraClear

Market Opportunity

Product	Measure	Market Share	Total Market
Internet	Subs	22%	720k
Fixed Line Calling	Revenue	16%	$1,150m
Data/IP	Revenue	16%	$640m
Business Access	Lines	10%	553k
Residential Access	Lines	4%	1,465k

As at 30 June 2002

Market Share by Revenue

TelstraClear
11%
Vodafone
12%
Other
2%
Telecom
75%

Telstra
Together. A better way.
TelstraClear

TelstraClear Product Mix

- Balanced product portfolio
- Revenues underpinned by core calling services such as national, international, fixed to mobile calls and telephony access
- Growth in data services, particularly Private IP

I/Connect
8%
Access
12%
Other
6%
Mobile
7%
Data-IP
15%
ISP
9%
Voice
43%

Based on Q1FY03

Telstra
Together. A better way.
TelstraClear

TelstraClear's New Generation Network

- *Driver: Lower network cost*
- *Enables new products and services. Bundled IP packages (voice+data)*
- *Push voice switching to the edge of the network – reduce backhaul, lower network cost*
- *Current access technology has Access Gateway capabilities – migration option avail.*
- *Cap DMS/AXE expenditure*
- *Soft Switch NGN deployment*

SS7 Network
Softswitch
Media Server
Signalling Gateway
IP
IP
IP
Trunk Gateway
PSTN
IP
PRI, SS7 E1s
Dedicated IP Network
IP
Access Gateway
POTS, BRI
IP
IP
H.323 or SIP Network
ISP
Enterprise Networks, IP Phones

Phase 1: IP Gateways
Phase 2: SoftSwitch
Phase 3: Toll Bypass
Phase 4: Universal IP Access

Telstra
Together. A better way.
TelstraClear

Product Integration

Internet
- Closure of Z Free
- Dial Off Load
- Reduction of Int. bandwidth costs
- Simplification alignment of pricing plans
- Caching

Data
- Capped expenditure ATM
- Frame Relay Platforms reduced 3 to 2
- Consolidation of backbones
- Consolidation of access networks
- Simplification – rationalisation pricing
- Migration Off-Net customers to On-Net

Voice
- Reduction from 6 Voice Switches to 4
- Reduction of Calling Card Platform from 4 to 2
- Retirement of Clear Voice VPN
- Retirement of TSL Centrex service Featurelink
- Consolidation of Intelligent Networks
- Simplification & Rationalisation of pricing plans

Product Integration 90% complete, substantial savings in OPEX and CAPEX

Telstra Together. A better way. TelstraClear

Portfolio Development

Internet
- IDC Expansion
- E-mail Virus Scanning

Contact Centre
- TT Genesys Node
- Network IVR
- Natural Language

Access
- Advanced Ethernet
- WLL
- DSL
- IP Gateways

Data
- IP-VPN Tier 2 Cities
- TT – IP VPN
- TT Management Reporting

Voice
- Toll free portability
- Wholesale (Resale)
- Contact Centre
- Flexible billing
- Network Centric IPT

Telstra Together. A better way. TelstraClear

TelstraClear

Telstra

Together. A better way.

TelstraClear

TelstraClear

Business Markets

John Boon, Head of Business Sales

Telstra
Together. A better way.
TelstraClear

NZ Business Market Features

NZ Businesses by Size
Enterprises ('000)
300
250
200
150
100
50
0
86%
242079
6%
18255
6%
18132
0.5%
1536
0.5%
1337
0-5
6-9
10-49
50-99
100+
FTE's

Source: Stats NZ, 2002

NZ Businesses by Region
FTE's ('000)
600
500
400
300
200
100
North Island
South Island
35% Auckland Based
Wellington and Canterbury 13% each
Northland
Auckland
Waikato
Bay of Plenty
Gisborne
Hawke's Bay
Taranaki
Manawatu
Wellington
Tasman
Nelson
Marlborough
Canterbury
West Coast
Otago
Southland

Together. A better way.

Our Customers in Business Markets

- *Key Accounts*
  - *Highest spend*
  - *Complex Needs*
- *Corporate Accounts*
  - *Public/Private sector accounts*
  - *Greater than $20k spend per month*
- *Commercial Accounts*
  - *Accounts outside of Key/Corporate*
  - *Spend greater than $500 and less than $20k per month*

Business Markets Revenue by Segment
$72 m (Q1 FY03)

300 Customers
60%
Corporate/Key
(>$240k pa)
4,700 Customers
40%
Commercial
($6k - $240k pa)

Based on Q1FY03

Telstra
Together. A better way.
TelstraClear

Solutions by Segment

Degree of Solution Tailoring
Market Segments
Customised
Highly Consultative
Bundles
Standard Products
20 Key
280Corp
4,700 M.E.
Small Bus

Telstra
Together. A better way.
TelstraClear

Channels within Business Markets

Business Sales utilise a number of direct and indirect channels

- *Face-to-face sales by permanent sales staff*
  - *Auckland, Wellington, Christchurch*
  - *Hamilton, Dunedin, Rotorua, Tauranga, Napier, Nelson & Palmerston North*
- *Face-to-face sales by temporary, contract sales staff*
- *Telephone management of customer relationships*
- *Value Added Resellers*
- *Partners*

Telstra

Together. A better way.

TelstraClear

Revenue Drivers in Business Markets

- *In Commercial, Local access and pull-through voice revenue comprises 60% of total*
- *In Corporate/Key, Data is largest component of revenue (37%)*
- *Data is also the fastest growing product in both segments*

Business Markets Revenue
Revenue ($m)
$75
$70
$65
$60
Q3 FY02
Q4 FY02
Q1 FY03

Telstra
Together. A better way.
TelstraClear

Our Value Proposition

Commercial

- *Simple innovative solutions*
- *Competitively priced product bundles*
- *Communications as an enabler of business success*

Key & Corporate

- *Total communications solutions*
- *Most advanced IP network in NZ*
- *Trans-Tasman capability*
- *Customised Service levels*

Telstra
Together. A better way.
TelstraClear

Our Recent Results in Key & Corporate

- Customer solution focused, not product pushed
- High success rate in recent major bids
  - Westpac
  - BNZ
  - NZAA
  - Unisys
  - Restaurant Brands
  - MSD
  - Customs
  - Amway
  - Biolab
  - State Services Commission
  - AXA
  - Pumpkin Patch
  - Cigna Insurance
  - Sensation Yachts

Telstra Together. A better way. TelstraClear

Strategy for Growth in Business Markets

- *Leverage Telstra's group of companies*
- *Leverage Trans-Tasman capabilities*
- *Develop tailored customer solutions*
- *Whole of business sales*
- *Strong TelstraClear partnerships*

Telstra
Together. A better way.
TelstraClear

Telstra Global Connections

London
New York
San Francisco
Frankfurt
Seoul
Tokyo
Beijing
New Delhi
Shanghai
Mumbai
Hong Kong
Taipei
Guangzhou
Bangkok
Manila
Los Angeles
KL
Jakarta
Singapore
Perth
Sydney
Auckland

Telstra
Together. A better way.
TelstraClear

Residential & Small Business Markets

Steve Jackson, Head of Residential & Small Business Markets

Together. A better way.

Our Residential and Small Business Customers

Residential Off-Net

- Nationwide
- 180k customers
- 15% Market Share
- $30 monthly ARPU
- 1.2 products per customer

Residential On-Net

- Wellington and Christchurch metropolitan
- 53k customers (60k lines)
- Penetration: 38% in Wgtn and 28% in Christchurch
- Growth since Jan '02: 10% in Wgtn and 95% in ChCh
- $100 monthly ARPU
- 2.2 products per customer
- 5.5% Cable Modem uptake
- Churn improvement evident

Small Business

- Nationwide
- 63k customers
- 24% Market Share
- $100 monthly ARPU
- 1.5 products per customer

Telstra Together. A better way. TelstraClear

Our Customers

Residential & Small Business Markets Revenue by Segment

$53 m (Q1 FY03)
53,000 Customers
33%
Residential (On-net)
180,000 Customers
31%
Residential (Off-net)
63,000 Customers
36%
Sm. Bus (< $6k pa)

Based on Q1FY03

Telstra
Together. A better way.
TelstraClear

Residential Revenues

- Res On-Net revenue is quite evenly generated by Access, Internet, Voice and Cable TV
- In Res Off-Net, Voice is the dominant product type, with Internet (CLEARNet and Paradise) also significant
- Small Business revenue is dominated by Voice products, with Access also being significant. Access customers have 3 lines or less

Residential & Small Business Revenue
Revenue ($m)
$55
$50
$45
$40
Q3FY02
Q4FY02
Q1FY03

Telstra
Together. A better way.
TelstraClear

Channels to Market

Telemarketing
Customer Service Centre
Direct Sales Force
Customers
Partners
Resellers
Web

Telstra
Together. A better way.
TelstraClear

Our Value Proposition

On-Net	→	• Full service bundle (including SKY content and Pay TV) • Innovative Pricing Packaging • One Bill
Off-Net	→	• Innovative Pricing Packaging • Credible alternative to Telecom

Telstra
Together. A better way.
TelstraClear

Strategy for Growth

- *Focus on high value customers (current and potential)*
- *Maximise network penetration*
- *Generate scale in a cost effective manner*
- *Diversity of distribution channels*
- *Scalable and flexible sales resource*
- *Minimise churn*
- *Appropriate service standards for customer segments*

Telstra Together. A better way. TelstraClear

TelstraClear

Telstra

Together. A better way.

TelstraClear

Wholesale

Raymond O'Brien, Head of Wholesale

Telstra · Together. A better way. · TelstraClear

Revenue Growth in Wholesale

- *Strong YoY Revenue Growth*
- *Broadening of customer segments*
- *Wholesale business only 5 years old*

Wholesale Revenue
Revenue ($m)
140
120
100
80
60
40
20
0
FY99
FY00
FY01
FY02

Telstra
Together. A better way.
TelstraClear

Our Value Proposition in Wholesale

Why do we do Wholesale?

We make money

- *Incremental cost for a large portion of wholesale revenue*

We can

- *Network provides the critical mass of products and coverage*
- *Established demand from a wholesale market in NZ*
- *Wholesale market largely complementary to our Retail customer set*

Telstra Together. A better way. TelstraClear

Our Value Proposition in Wholesale

- *Supplier of choice for wholesale telecommunications services*
- *Delivering cost-effective, innovative and high quality products*
- *Enhancing our customers' businesses*
- *Group Activities*
  - *Wholesale Sales & Marketing*
  - *ICA (Inter-Connect Agreement) negotiation and management*
  - *Management of our Telecom commercial relationship including fault and dispute escalation*
  - *Commercial management of our international network and international interconnect traffic*

Telstra
Together. A better way.
TelstraClear

Our Wholesale Customer Segments

- ***Carriers*** – *1st & 2nd tier*
- ***Platform Providers*** – *ISPs, prepaid card operators, etc*
- ***Resellers*** – *non-facilities based service resellers*
- ***International*** – *network operators, refile providers, Internet backbone access providers*

- ***Common Themes***
  - *Re-branding*
  - *Independent sales, billing & customer service*

Telstra

Together. A better way.

TelstraClear

The Wholesale Value Chain

Owned Network	TelstraClear Networks	Telecom Networks
Leased Network	Carriers: Compass, WorldXchange, Ihug, CallPlus	
Platforms (AINs, Servers)	TelstraClear Retail (incl CLEARnet & ParadiseNet)	Other ISPs eg Voyager
Service Provider (Unbranded products)	Voice Service Providers – Toll, Tollfree, Card	Niche Service Providers – Data, Local Internet
Alternate Channels (Branded products)	Corporates	Agents
	CUSTOMERS	

Telstra
Together. A better way.
TelstraClear

Our Wholesale Products

- Voice
  - Interconnect - origination & termination
  - Tolls – National, International & LTC
  - Tollfree
  - Pre- & post- paid card services
- Local Service
  - Analogue, digital & feature lines
  - Gateway (centrex generic service)
- Data
  - DDS, FR, ATM, Ethernet/IP, Telehousing
- Internet
  - International & domestic access
  - RAS ports
  - Virtual ISP
- International
  - Interconnect, transit/refile
  - Data transport – IPLC, FR, ATM, IVPN
- Telstra Wholesale services (Australia)
  - Diverse range

Telstra

Together. A better way.

TelstraClear

The Value of Wholesale

- ## *Wholesale*
  - *Provides a profitable complementary channel to market*
  - *A growing business with strong market proposition*
  - *A strong driver of revenue growth for TelstraClear*

Telstra
Together. A better way.
TelstraClear

TelstraClear

Telstra
Together. A better way.
TelstraClear

Information Systems

Jenny Mortimer, Head of IS

Together. A better way.

Latest Support System Technology

Package-based convergent systems

Telstra

SATURN

TelstraSaturn

CLEAR

Proprietary mainframe, traditional telco systems

TelstraClear

- Estimated $94M savings over 10 years
- Strong platform going forward

Telstra

Together. A better way.

TelstraClear

Key Systems Integration Milestones

Completed

Jan 2002	Apr 2002	June 2002	Aug 2002	Sept 2002	Oct 2002
Final TSL Systems migration – Clarify, Arbor OM, Arbor BP	Call Centre Integration – Genesys and Clarify	Finance Systems– SAP HR & Payroll- Peoplesoft	Fault Centre Integration – Genesys and Clarify	Customer / Product Revenue Reporting System	Wan, LAN & Desktop Integration

Next 6 Months

Integrated Workflow for all Service Provisioning	Single Inventory System for all services	Residential Customer Order & Billing Migration	Business Customer Order & Billing Migration

Telstra Together. A better way. TelstraClear

Information Systems Architectural Guidelines

- *Information Technology as an enabler, not a constraint*
- *Best-of-breed package systems embodying best convergent Telco practice*
- *Customer-centric for best customer service*
- *Soft-configurable for fast deployment of new products & services*
- *Integration & Automation to provide optimum efficiency of business processes*
- *Inter-related Information at the users fingertips*

Telstra

Together. A better way.

TelstraClear

Best of Breed Systems

Customer Service	Back Office	Platform and Infrastructure
Genesys (TelstraClear Solutions) Clarify (Amdocs) ICSS (JCS) Wizard + Web Self Service	Arbor BP (CSG) BMP (Ericsson) Process Manager (Sun One) SAP + Peoplesoft GE Smallworld (GE) Netcool (Micromuse)	Sun Hardware LAN / WAN (TelstraClear PrivateIP)

Telstra Together. A better way. TelstraClear

Automating Sales Processes

- *Use of handheld technology + Geographic information system + wireless technology*
- *Efficient sales management – the one person model*
- *Award winning solution*

Palm OS™ Emulator
Products & Services
Cable
Basic Cable Modem Servi...
Cable Fees
Replacement/Da...
Replacement/Da...
Unreturned Decod...
Cable Installation
Package:
Dual Service
Monthly Cost:
$0.00
Install Cost:
$0.00
Cancel
OK

Telstra
Together. A better way.
TelstraClear

Smallworld – Highly Automated Network Service Provisioning

- *Master of all our network and address information*
- *Information interlinked through intranet web pages*
- *Land base + Aerial photos + Network records*
- *Award-winning*

Smallworld Map
My Worklist
BI Manager Start
ICSS Start
OM Start
Jobs
Breakdown
Open Jobs
Construction
Details
Leads
Completed
Cancelled
View by:
BIC
Sales
Schedule
View
Add
Reports
All
Yesterday
Last Week
Last Month
Functions
Password
Roadmap
Install
Construction
Features
Order Number
Capitol
Current
This is an ICSS Order.
Name
Address
Service Location
Customer Type
No. Bus Lines
No. Res Lines
Modems
CATV
FeatureLink
Speedway Connections
ISDN Primary Rate
ATM/FR
If Problem:

Telstra
Together. A better way.
TelstraClear

Clear Information System Goals

Improving Customer Experience
Reducing costs through automation
Scaleable
IS Goals
Supporting the business
Solutions driven by customer demand
Rapid deployment of new products & services

Telstra
Together. A better way.
TelstraClear

Networks

Bill Clince – Head of Networks

Telstra

Together. A better way.

TelstraClear

State of the Art Network

- Fibre Backbone, junction networks, Access ducts all in place
- Intelligent switching cabinets deployed at the edge
- Shortest, newest copper – fast, reliable data
- Metro Optical Ethernet (10m-10G) already deployed
- Fully integrated Broadband Network - Cable TV / High Speed Internet/Telephony Network
- Already delivering Voice over IP & IP VPNs
- Voice / Data /IP integration with Telstra in Australia
- Best of Breed Network Hosted Call Centres
- Network generation ahead of competitors
- Lowest cost to maintain, operate & enhance
- State of the art converged MPLS/IP on Optical network Intelligent switching cabinets deployed at the edge
- Data Centres enabling hosted services

Telstra
Together. A better way.
TelstraClear

Backbone Redundancy Providing Reliability

- Fibre cable from Whangarei to Dunedin. End to end optical.
- Fully diverse rings available from Whangarei to Christchurch. Business critical applications
- Three independent legs from Auckland – Wellington & Wellington – Christchurch. Network security & availability

Telstra

Together. A better way.

TelstraClear

TelstraClear Access Network

- TDM Fibre/Copper (Voice, IDSN, DSL, Frame)
  - Business (Alcatel 1511, 1540, UE3000) – 4,000 sites
  - Residential (UE3000) – 53,000 customer sites
- CATV
  - Res Cable TV, Internet – 35,000 CATV customer sites
- Ethernet MAN
  - Advanced ethernet service (Cisco, Extreme) - over 120 sites
- LMDS
  - Ethernet, E1, 1511 for POTS (Alcatel) - 2 base stations, 75 customers
- SSR
  - Internet Access (Marconi Wipll) - 9 base stations, 250 customers
- DMR
  - Point to Point - 100 links

Telstra Together. A better way. TelstraClear

Next Generation IP Core Network

- Converged core (carrying Data, Internet, Voice and Video now)
- Latest technology Packet on Glass (one of the first in the industry)
- All systems wirespeed
- Scaleable to 10G channels, currently running 4x2.5G channels

Sydney
Auckland
Los Angeles
Hamilton
Tauranga
Palmerston North
Wellington
Christchurch
Dunedin

Telstra
Together. A better way.
TelstraClear

TelstraClear International Network

- Currently some "thin" satellite routes.
- Smaller number of "thick" efficient fibre routes (nx155M).
- POPs in LA and Sydney – Voice, ATM, FR & Internet
- Reach being used for Internet capacity
- Direct connection to Telstra Corp

Japan
Canada
XO
AT&T
MCI
ITXC
BT
Korea
Taiwan
Hong Kong
Thailand
ISP
Malaysia
Indonesia
Singapore
Fiji
Optus B1
SkyTV
Telstra
Optus
UUNet
ISP

Telstra

Together. A better way.

TelstraClear

TelstraClear

Telstra

Together. A better way.

TelstraClear

Summary

Rosemary Howard, Chief Executive

Together. A better way.

Key Take Outs

- *Built a unique challenger business model*
- *Delivered integration OPEX and CAPEX benefits above plan*
- *Led NZ regulatory reform*
- *Achieved double-digit revenue and EBITDA positive*
- *Created strong brand value*
- *Targetted customers to maximise profitability*
- *Led IP deployment in NZ and trans-Tasman*
- *Leveraged Telstra's full range of strengths*
- *Aligned passionate people to business plan performance*

Telstra Together. A better way. TelstraClear

TelstraClear

Telstra
Together. A better way.
TelstraClear

TelstraClear

Appendix 1

Senior Leadership Team Biographies

Telstra
Together. A better way.
TelstraClear

Rosemary Howard

Chief Executive

Prior to joining TelstraClear, Rosemary was one of Telstra's (Australia's leading telecommunications carrier) most senior women executives, running one of its fastest growing business units – Telstra Wholesale.

Prior to working at Telstra, Rosemary was the Manager of the NSW Science and Technology Council providing policy advice to the NSW Government on scientific and technological issues such as information technology and telecommunications, biotechnology and innovation's impact upon economic growth. In 1987 Rosemary was employed by the NSW Department of Industrial Development and Decentralisation, assisting companies to be export ready. She soon became one of the key people who set up the NSW Department of State Development; leading the state to focus on privatisation, asset disposals and public infrastructure. Rosemary undertook her Eisenhower Fellowship in 1991; her fellowship involved studying US business and investment trends in Asia-Pacific and the implications for Australia. Rosemary has also held a range of positions in business and education sectors including holding a number of directorships. Since joining Telstra in 1992 Rosemary has worked in a number of management roles including sales, business development, strategic planning and product management. Since 1999, Rosemary has been Managing Director of the newly formed Telstra Wholesale. This is the part of Telstra, which is at the cutting edge of the new competitive environment; its role is to sell access to Telstra's infrastructure to rival telecommunications retailers. Rosemary has a Bachelor of Science degree with honours, a Masters of Science and Society and a Graduate Diploma of Management. Rosemary and her husband have two grown children; one recently married, and enjoys boating. She enjoys jogging and gardening and is very health conscious. She is also a keen amateur philosopher and is writing a book on popular philosophy!

Telstra

Together. A better way.

TelstraClear

John Hooper

Chief Financial Officer

As TelstraClear's Chief Financial Officer, John Hooper holds an economic degree from Monash University and is a Certified Practising Accountant. He has had 12 years experience in the financial sector specialising in business leadership, commercial and financial management.

Prior to joining TelstraClear in 2001, John was employed by Telstra Australia. He joined Telstra in 1990 and throughout his career has made a significant contribution to the business in senior commercial and financial roles.

Most recently John was General Manager - North and North West Queensland, Telstra Country Wide, where he designed and established a new business for Telstra in North Queensland.

Prior to that his roles have included General Manager - Business and Commercial - Telstra Wholesale, National Manager - Commercial Accounting - Telstra Industry Services and Financial Controller - Telstra Industry Services.

Outside of work he enjoys camping, fishing and boating with his family.

Telstra

Together. A better way.

TelstraClear

Kevin Millar

Head of Change

As Head of Change, Kevin Millar is responsible for corporate strategy, business development, planning, and regulatory affairs, as well as negotiating interconnection agreements.

Since joining CLEAR Communications, now TelstraClear in 1999, Kevin has held various roles, being responsible for the company's voice, fixed network and mobile businesses, legal strategy, interconnection policy and negotiation, corporate communications, and government and industry relations.

Kevin has significant experience in sales and marketing, customer service, and operations in communications, gas and electricity, IT and banking, in North America and in New Zealand.

Telstra

Together. A better way.

TelstraClear

Patrick Carson

Head of Solutions Management

Patrick is currently Head of Solutions Management at TelstraClear responsible for voice, calling, connectivity and convergent solution management.

Patrick joined TelstraSaturn (now TelstraClear) in July 2001 as Head of Product and Service Management. He was responsible for all product development and product management at TelstraSaturn.

Prior to TelstraSaturn Patrick has worked in the IT & T industry for a range of vendors specifically developing new market opportunities and strategies to deliver unique and leading edge solutions for customers. Patrick also has extensive knowledge in distribution, channel and sales management.

Telstra

Together. A better way.

TelstraClear

John Boon

Head of Government, Corporate and Medium Business Sales

As a member of the Senior Leadership team, John leads the division of TelstraClear with nationwide responsibility for the development of client relationships, revenue from the government and business sectors and the provision of consulting and complex business solutions. Business solutions span all aspects of telecommunications, convergence with information technology, and a wide range of consultative, outsourcing, contact centre and co-sourcing models. The Business Markets team comprises approximately 300 professionals based in 10 major cities throughout New Zealand with telecommunications, computing and consulting disciplines. Clients range from the largest public sector agencies and private sector corporations to up and coming entrepreneurs, all creating value for the New Zealand economy and society.

Prior to his appointment John was General Manager, Southern Region for TelstraSaturn Limited whom he joined following his previous role as General Manager, Sales for CLEAR Communications. He has enjoyed a 23-year career in the information technology and telecommunications industry in general management, leadership, client management and technical roles in service, utilities, distribution, retail, government, defence, auto and banking industries. John is married with three sons studying at university and secondary education. Apart from family life, regular workouts at the gym, swimming, music, following the performing arts and sport add balance to a hectic lifestyle.

Telstra

Together. A better way.

TelstraClear

Steve Jackson

Head of Residential and
Small Business Sales

Steve Jackson joined CLEAR (now TelstraClear) in 1998 and was responsible for maximising the profitability of the mass market segment. This included all products and services for residential, home business and small business customers. Prior to joining CLEAR, Steve worked for Bell Canada in the United Kingdom, as General Manager responsible for building and marketing a cable TV and telephony network.

Steve is a United Kingdom Chartered Accountant and has held financial and management roles in a wide range of service industries.

Telstra

Together. A better way.

TelstraClear

Raymond O'Brien

Head of Wholesale

Raymond O'Brien joined TelstraClear's Senior Leadership team in 2001 to head up TelstraClear's Wholesale Group. His responsibilities include the development of the Wholesale service provider market.

Raymond has a wealth of experience in the telecommunications, IT, marketing, sales and scientific research area that has been obtained here in New Zealand and overseas.

He joined CLEAR in 1996 and took on the challenge of establishing the company's wholesale business in 1998. His latest responsibility was leading the CLEAR's wholesale group and managing the company's interconnection agreements.

Telstra Together. A better way. TelstraClear

Thana Velummylum

Chief of Customer Operations

Thana leads the Customer Operations team, and is primarily accountable for service delivery, service assurance, infrastructure management, information systems and processes.

Thana joined TelstraClear in November 2001 as the Head of Integration leading the merger and integration of Clear and TelstraSaturn into TelstraClear Ltd. Prior to this, Thana was a senior member of Telstra Corporation's mergers and acquisition team executing Asian expansion initiatives. He has wide ranging experience in senior roles in finance, operations and general management in investment banking, consulting and the telecommunications industry throughout Asia, Middle East and Australasia. Thana is a chartered accountant and has an MBA from the Victoria University of Wellington. Thana is married with two children.

Telstra
Together. A better way.
TelstraClear

Jenny Mortimer

Head of Information Systems

Jenny Mortimer joined TelstraClear's senior leadership team as Head of Information Systems in 2001. She is responsible for managing TelstraClear's state-of-the-art information systems; covering network applications, customer care and billing applications, corporate applications, and the underlying information technology platforms. The Information Systems department at TelstraClear also manages customer-facing information technology such as internet servers, hosting, web development, and contact centre information technology.

Prior to that, Jenny was TelstraSaturn's Director of Information Systems and joined Saturn (before changing to TelstraSaturn) in October 1996, following several years with Telecom New Zealand managing systems architecture, integration, and IS strategy.

She has 24 years of experience in the information systems and services industry, starting as a computer programmer and moving through a variety of IS roles before the Head of Information Systems role at TelstraClear.

Telstra Together. A better way. TelstraClear

Bill Clince

Head of Networks

Bill Clince is Head of Networks and is responsible for the technology that drives TelstraClear's network; its architecture, infrastructure, operations, planning, and connections.

His team aims to design and operate New Zealand's premier Broadband Access Network. His team investigates and exploits leading edge convergent technologies including wireless, data/IP, access and network element management.

Bill has over 15 years experience in the communications industry and prior to joining TelstraClear, Bill worked throughout the UK and Europe for a major equipment supplier delivering communications solutions for both network carriers and end customer users on a wide range of optical and communications technologies.

He joined CLEAR in 1993 and has been responsible for the deployment of the CLEAR network within New Zealand. This was through project and group management roles.

Bill has a BSc in Electronics and Communications.

Telstra

Together. A better way.

TelstraClear

Shane Kelly

Head of Customer Services

As Head of Customer Services for TelstraClear Shane has experience in private sector business as well as more than eight years in the communications sector.

Prior to joining TelstraClear in January 2002, Shane was employed by Telstra in Australia, where he made significant contributions to Mobilenet Australia including leading the creation of and management of a specialist high value team.

Shane has also held senior Contact Centre management and sales management roles. He has also led the Customer Service integration of TelstraClear.

Shane holds a Diploma of Management and is currently studying an MBA from Southern Cross University.

In his spare time Shane enjoys the beach, golf, camping and his family.

Telstra

Together. A better way.

TelstraClear

Saul Cannon

General Counsel and Company Secretary

Prior to joining TelstraClear in January 2002 as General Counsel and Company Secretary, Saul headed Telstra Corporation's mergers and acquisitions legal team in Australia.

Saul has also worked as a lawyer in a number of different business areas of Telstra, including six months in Atlanta as counsel for Telstra's US business. Before joining Telstra in 1998, Saul worked in both the Sydney and Melbourne offices of a leading Australian law firm.

In 2001 Saul was awarded Telstra's W.Frank Blount Fellowship, a significant personal and professional development opportunity for high potential managers. For Saul, this fellowship included a work placement at Ericsson in Sweden and completion of an Executive Development Programme at the Kellogg School of Management in Chicago.

Saul has a Bachelor of Laws degree with honours and a Bachelor of Commerce from the University of Melbourne.

Telstra

Together. A better way.

TelstraClear

Rose Hart

Head of Corporate and Government Affairs

Rose Hart heads TelstraClear's Corporate and Government Affairs Team. She is responsible for Government Relations, external and internal company communications.

Previously Rose was CLEAR's Government Relations Manager. Before joining CLEAR in 1999, she spent four years as a Government Press Secretary.

A former journalist, Rose has extensive experience in senior editorial and reporting roles in print, television and radio in New Zealand and Britain.

She has a successful track record of communications management within complex environments and is experienced at using her media and PR skills at a strategic level.

Rose is used to dealing with multiple stakeholders while working on large projects. She took a lead role in CLEAR's strategic and political approach to the Ministerial Inquiry into Telecommunications and the resulting legislation.

Rose has excellent contacts throughout the media, the bureaucracy, Government and politics. She understands the media, political and government processes at formal and informal levels.

Telstra
Together. A better way.
TelstraClear

Ken Goodwin

Head of Human Resources

Ken Goodwin is Head of TelstraClear's Human Resources team responsible for the Human Resources Functions including culture, organisational development, employee development, recruitment and remuneration.

Prior to joining TelstraClear in May 2002, Ken was part of the Executive team at Unisys. At Unisys, he was responsible for Organisational Effectiveness, Resource and Productivity and Employee Development.

Ken has worked in the Human Resources field for many years gaining a wealth of experience from corporate and government work environments as well as HR consulting.

Out of work, Ken's interests include breeding Angus Cattle, Reading, Rugby and his family.

Telstra Together. A better way. TelstraClear

Appendix 2

Contribution to the Telstra Group Financials

Together. A better way.

Contribution to the Telstra Group in FY02

P&L Contribution	Revenue	EBITDA	EBIT	NPAT
6 mth to June 02 ($NZm)	308	19	(61)	(107)
1 mth to Dec 01 ($NZm)	48	(1)	(16)	(19)
Total FY02 ($NZm)	356	18	(77)	(127)
Conversion to $AUm	296	15	(64)	(105)
Fair Value Adjustment	-	-	46	46
Contribution to Telstra	-	-	(17)	(59)

Together. A better way.

Contribution to the Telstra Group in FY02

Balance Sheet Contribution as at 30 June 2002	$NZm	$AUm	Fair Value Adj. ($AUm)	Adj. Balance Sheet ($AUm)
Current Assets	181	156	-	156
Non-Current Assets				
- Fixed Assets	952	823	15	838
- Intangibles	296	243	77	322
- Other	20	18	-	18
Total Assets	**1,449**	**1,241**	**93**	**1,333**
Current Liabilities				
External Borrowings	606	523	-	523
Shareholder Advances	611	528	-	528
Other	203	175	-	175
Non-Current Liabilities	33	28	-	28
Total Liabilities	**1,452**	**1,255**	-	**1,255**
Net Assets	**(3)**	**(14)**	**93**	**79**

Telstra
Together. A better way.
TelstraClear

Wholesale (Resale) Determination

- Draft Interim determination delivered November 29th
- Wider range of Business and Residential services; most markets are defined as national markets
- Pricing
  - TLOC minus normally available discounts (estimated at 5% to 15%)
  - Benchmarked discount range at 14.8% to 18.05% below baseline
  - Ability to charge for wholesale costs added, capped at 1% of price
- Benefits to TelstraClear
  - Pricing favourable cf existing costs at about $50M to $60M per annum
  - New markets opened up
  - Non-discriminatory performance demanded from Telecom
  - Prices to be retrospectively applied to 1 June 2002, quarterly audit on retail prices

Telstra Together. A better way. TelstraClear

Media Release
29 November,
2002
395/2002

Telstra's changes to better serve customers

Telstra Corporation today announced organisational changes which will better serve all customers.

Telstra CEO Dr Ziggy Switkowski said the three existing groups of Telstra Retail, Telstra Mobile and Telstra Country Wide would be realigned to better serve customer needs for convenient and effective contact and service from Telstra.

Dr Switkowski said: "The Australian telecommunications industry is completing its correction phase and preparing to enter a new era of growth fuelled by exciting new wireless, broadband, entertainment and information products.

"It is timely now for Telstra to adjust the organisational framework to ensure we execute successfully on our integrated full service strategy and continue to lead in all our businesses, taking account of the different needs of our various customer groups, while permitting our senior leaders to operate at their full potential and deliver improving business results.

"These changes are a sensible next step in the organisational development and evolution of this company and our efforts to continue the improvements we have made in our customer service."

A new Group, Telstra Consumer and Marketing, is created with responsibility for serving consumer customers with Telstra products including fixed and wireless and data, the management of Telstra's brands, advertising and sponsorships, and for implementing the Company's product bundling initiatives. The existing Telstra Mobile Group, excluding Corporate sales, will form part of this organisation, which will also include Customer Care, and product management groups.

Mr Ted Pretty is appointed Group Managing Director, Telstra Consumer and Marketing.

Telstra Enterprises is also created out of the former Telstra Retail Group with responsibility for serving Telstra's corporate, business, small to medium enterprises and government customers with the full range of Telstra products and systems of interest to this group of customers.

Mr David Thodey is appointed Group Managing Director, Telstra Enterprises.

The sales and service area of Telstra Country Wide is increased to include the following communities:

  Geelong/Bellarine Peninsula/Surf Coast/Werribee;
  Mornington Peninsula
  Sunbury/Yarra Glen/Gembrook;
  Newcastle/NSW Central Coast
  Penrith/Blue Mountains Foothills;
  Wollongong/Illawarra region
  Gold Coast/ Logan/Ipswich
  Sunshine Coast
  Canberra and surrounds (not including government agencies)

Dr Switkowski said: "This extends the successful TCW customer focused business model involving local management to more provincial and outer metropolitan areas."

Mr Doug Campbell continues as Group Managing Director, Telstra Country Wide, and Group Managing Director, Telstra Technology.

The Networks and Technology Group is renamed Telstra Technology and will give increasing priority to innovation, new product commercialisation and the maintenance of Telstra's competitive advantage from its world class networks and engineering.

Dr Switkowski said Telstra would also bring together its broadband, online and media businesses in a new Group comprising Telstra's broadband and online services business, its directories and advertising business Sensis, and Telstra Media (including Telstra's Foxtel investment).

The new group will be headed by Mr Bruce Akhurst who becomes GMD Broadband, On-line and Media Services while continuing with his current responsibilities of GMD Wholesale and General Counsel. Mr Akhurst relinquishes Regulatory from his portfolio.

Mr Bill Scales will take on additional responsibilities for Regulatory Affairs with his appointment as Group Managing Director, Regulatory, Corporate and Human Relations.

The portfolios of Group Managing Directors David Moffatt, Chief Financial Officer, Dick Simpson, President of Telstra International, and Michael Rocca, Infrastructure Services, remain unchanged.

Dr Switkowski said: "As this organisational structure is implemented, our priorities remain continuity of service improvements, building momentum in our revenues and profits and achieving ever higher levels of customer satisfaction.

"Evolution of our structure will also see continuing reduction in management layers, elimination of duplicate activities and reduction of corporate overheads.

"As well as ensuring that strategy and structure are properly aligned, these adjustments to individual GMD responsibilities continue the process of ensuring a balanced senior team of leaders with widening telecommunications experiences across many elements of our businesses."

The portfolio changes take place from January 1, 2003.

Media contact:
Michael Grealy, National Manager Media Relations
02 9206 0106

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 29 November 2002